Exhibit 23.4

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement on Form S-8 of The Mosaic Company of our report dated June 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle for scheduled maintenance costs and the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations”) related to the consolidated financial statements of Fertifos Administração e Participação S.A. and Subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 appearing in the Current Report on Form 8-K/A dated October 22, 2004 of The Mosaic Company, as amended on November 12, 2004.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

São Paulo, Brazil
November 29, 2004